SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Tax ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

Messrs. Shareholders,

We herein present the proposal of Company’s Management related to the matters of the agenda of the Extraordinary General Shareholders’ Meeting called to be convened on February 10, 2010, at 10am.

(i) Increase of Company's Authorized Capital

As a result of the number of shares issued by the Company due to the last corporate events, including the merger of Construtora Tenda S.A.’s shares into the Company approved on December 30, 2009, we propose that the limit of Company's authorized capital is increased to 300.000.000 common shares, to reestablish the range between the issued capital and the authorized capital, with the consequent amendment to the head of Article 6 of Company's Bylaws, which should thereafter be read as follows:

“Article 6. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 300,000,000 (three hundred million) common shares.”

(ii) Split of Common Shares and Adjustment of the Authorized Capital

We propose to split Company's common shares, in the proportion of 1:2 (e.g., 2 new shares in place of each existing share at the date of the resolution) to better attend the retail stock market and to bring the Company’s common shares to the average level of the sector, remaining the amount of the capital of the Company unaltered.

If the split is approved and considering the number of shares existing at the present date (that may be amended if there is, for instance, an issue of new shares within the limit of the authorized capital until the date of the Extraordinary General Shareholder’s Meeting), the capital would be divided into 334,154,274 shares, with the consequent amendment to the head of Article 5 of Company's Bylaws, which should thereafter be read as follows:

“Article 5. The capital of the Company is R$ 1,627,274,152.14 , which is fully paid-in and divided into 334,154,274 common shares, all registered, book-entry and without par value.”

We also propose that, if the split is approved, the head of Article 6 of Company's Bylaws is amended to adjust the authorized capital in the same proportion of 1:2, resulting in the authorized capital being of 600,000,000 common shares, considering the increase referred to in item (i). As a result of the split, the head of Article 6 of Company's Bylaws should thereafter be read as follows:

“Article 6. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.”

São Paulo, January 8, 2010

Board of Directors
Gafisa S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.